Exhibit 99.2

Reconciliation of Non-GAAP Results of Operations Measures to

the Comparable GAAP Financial Measures

(In thousands of US dollars)

	For the six months ended
	June 30,
	2026	2025
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(1,994)	$(8,696)
Add back: Share-based compensation expenses	644	5,700
Adjusted loss from operations	$(1,350)	$(2,996)

Reconciliation of non-GAAP net loss:
Net loss	$(1,915)	$(8,412)
Add back: Share-based compensation expenses	644	5,700
Adjusted net loss	$(1,271)	$(2,712)